07022106

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

16th March, 2007.

Attn: Filing Desk - Stop 1-4

SEC MAIL PROCESSING RECEIVED MAR 2 6 2007 WASH. D.C. 185

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th March 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 13th March 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 8th March 2007, held 40,301,278 shares, being 5.04% of the shares in issue;

(b) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 13th March 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 13th March 2007; and,

(c) an announcement, dated 16th March 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 14th March 2007, held 53,268,653 shares, being 6.66% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Encs.

dlw 4/3

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:41 13-Mar-07
Number	PRNUK-1303

TR-1 NOTIFICATIONOF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Asset Management Investment GmbH Deutsche Asset Management (Japan) Ltd Deutsche Investment Management Americas Inc DWS Investments Italy SGR S.p.A TilneyGroup Ltd DWS Investment S.A., Luxembourg
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	08-03-2007
6. Date on which issuer notified:	12-03-2007
7. Threshold(s) that is/are crossed or reached:	Aggregate 5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	Below 3%	Below 3%	1,604,566	1,604,566	443,012	0.20	0.06

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	03-2007	-	309,000	0.04
Call Option	06-2007	-	13,025,000	1.63
Call Option	09-2007	-	14,010,000	1.75
Call Option	03-2007 OTC	-	4,909,700	0.61
Call Option	06-2007 OTC	-	2,000,000	0.25
Call Option	09-2007 OTC	-	4,000,000	0.50

Total (A+B)

Number of voting rights	% of voting rights
40,301,278	5.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Rule 2.10 Announcement
Released	16:49 13-Mar-07
Number	PRNUK-1303

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the 'City Code'), that, at the close of business on 13th March 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 800,143,042 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy Corporate Communications +44-(0)20-7795-7529

Pippa Strong Investor Relations +44-(0)20-7795-7681

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:46 16-Mar-07
Number	PRNUK-1603

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14-03-2007
6. Date on which issuer notified:	16-03-2007
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti: rights	
			Direct	Direct	Indirect	Direct	Indi
GB0000444736	37,128,342	37,128,342	21,210,699	21,210,699	n/a	2.65	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	4,250,000	0.53
Option	16-03-2007	-	2,000,000	0.25
Option	18-05-2007	-	750,000	0.09
Option	16-03-2007	-	7,500,000	0.94
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	16-03-2007	-	1,560,000	0.20
Option	15-06-2007	-	10,000	0.001
Option	21-09-2007	-	10,000	0.001
Option	21-09-2007	-	4,000,000	0.50
Option	16-03-2007	-	1,050,000	0.13
Option	15-06-2007	-	50,000	0.006

Total (A+B)

53,268,653 6.66%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within

CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Duncan Murray

15. Contact telephone number: 020-7883-5407

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

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